SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

December 24, 2014

U.S. Securities and Exchange Commission

Attention: Edward P. Bartz, Senior Counsel

100 F Street, N.E.

Washington, DC 20549

Re:	OFS Capital Corporation (File Nos. 333-200376 and 814-00813)

Dear Mr. Bartz:

On behalf of OFS Capital Corporation (the “Company”), set forth below is the Company’s responses to the comment letter from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated December 19, 2014 with respect to the Company’s Registration Statement on Form N-2 (File No. 333-200376) (the “Registration Statement”), filed with the Commission on November 19, 2014 and amended by Pre-Effective Amendment No. 1 filed with the Commission on December 16, 2014. The Staff’s comments are set forth below and are followed by the Company’s response.

FACING PAGE

1.	Footnote (7) to the table showing the calculation of the registration fee states that the fee previously paid to register $150 million of securities from a prior registration statement, which securities remained registered and unsold prior to the filing of this registration statement, is being used to offset a portion of the registration fee due with regard to the $200 million of securities being registered under this registration statement. Rule 457(p) under the Securities Act of 1933 (the “Securities Act”) permits such an offset provided that the prior offering is completed or terminated, or the prior registration statement is withdrawn. Please advise us whether the prior offering meets the requirements of Rule 457(p).

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

U.S. Securities and Exchange Commission

December 24, 2014

Response: The Company has not offered securities off of the prior registration statement and hereby confirms that it does not intend to offer securities off of the prior registration statement. If requested by the Staff, the Company will withdraw the prior registration statement after the Staff declares the current Registration Statement effective.

PROSPECTUS

Fees and Expenses (Page 9)

2.	Please disclose whether the Company currently intends to issue preferred shares within one year of the effective date of the registration statement and, if so, please disclose the estimated dividend expenses associated with the issuance of preferred shares in the table of fees and expenses as a separate line item.

Response: The Company does not intend to issue preferred shares within one year of the effective date of the Registration Statement.

Management — Board of Directors (Page 102)

3.	Please disclose any directorships held during the past five years by each director. See Item 18.6(b) of Form N-2.

Response: The Company hereby confirms that none of the directors has held any directorships within the past five years that are not already disclosed in the biographies included in the Registration Statement.

PART C

Item 25. Financial Statements and Exhibits

4.	Footnote 14 to the list of exhibits in this section provides that the Opinion and Consent of Sutherland Asbill and Brennan LLP was filed previously in connection with Pre-Effective Amendment No. 1 to the Company’s registration statement filed on July 24, 2014. Since every registration statement must have its own legality opinion and related consent of counsel, please file as an exhibit to your next pre-effective amendment a legality opinion and related consent of counsel with respect to each category of security being registered. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, please provide an undertaking on behalf of the Company to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement. Please also confirm to us in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

U.S. Securities and Exchange Commission

December 24, 2014

Response: A legality opinion and consent of Sutherland Asbill & Brennan LLP will be filed as an exhibit to the next pre-effective amendment to the Registration Statement. In addition, the Company undertakes to file an unqualified legality opinion and related consent of counsel in a post-effective amendment with each take-down from this Registration Statement. The Company also confirms that it will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

5.	Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company hereby confirms that it will not use the term “senior” with respect to future offerings of the Company’s debt unless the debt will be senior in priority to other outstanding debt of the Company.

GENERAL COMMENTS

6.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: This registration statement is a shelf registration statement pursuant to Rule 415 under the Securities Act. As a result, there will not be any information included in the Registration Statement regarding public offering price, underwriting syndicate, underwriting discounts or commissions or other offering specific information. Such information will be included in a preliminary and/or final prospectus pursuant to Rule 497 filed in connection with a specific offering of securities. The Company believes that it has complied with Rule 430A, including furnishing the undertaking required by Item 512(i) of Regulation S-K.

7.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

U.S. Securities and Exchange Commission

December 24, 2014

Response: The Company has not submitted an exemptive application or no-action request in connection with the Registration Statement and it does not expect to do so.

8.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s request and will file a pre-effective amendment in response to the comments included in this letter.

9.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s statement regarding the responsibility for the accuracy and adequacy of the disclosure included in the Registration Statement.

* * *

In connection with the submission of the responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

U.S. Securities and Exchange Commission

December 24, 2014

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus